FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


             For the month of November 1, 2003 to November 30, 2003


                          CITYVIEW CORPORATION LIMITED
                              SEC FILE No. 00028794


             Level 9, 28 The Esplanade, Perth Western Australia 6000



[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F.....v.....      Form 40-F.........

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                 Yes...............      No......v.......


[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-......................]

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                          CITYVIEW CORPORATION LIMITED
                                          (Registrant)







Date November 10, 2003


Signed by: /s/THINAGARAN
.................................................
THINAGARAN
Director


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               LIST OF AUSTRALIAN STOCK EXCHANGE ("ASX") DOCUMENTS

                   FROM NOVEMBER 1, 2003 TO NOVEMBER 30, 2003

               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION




558      CONCESSION UPDATE MADURA

                               COMPANY LETTERHEAD


                                                                        558


       November 30, 2003



       The Manager
       Company Announcements Office
       Australian Stock Exchange Limited
       20 Bridge Street
       SYDNEY NSW 2000


                            CONCESSION UPDATE MADURA

      CityView Corporation Limited ("CityView") (ASX: CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

     Medco has engaged Gaffney, Cline & Associates (Consultants) Pte Ltd to carry out a comprehensive multidiscipline study on the prospectivity of the Madura Block. It has advised that this study will become the basis for future work programs and budgets.

     CityView's Board will take a decision on the Company's future plans relating to the Block after the conclusion of this study.

          LIST OF AUSTRALIAN SECURITIES INVESTMENT COMMISSION ("ASIC")
                                    DOCUMENTS


                   FROM NOVEMBER 1, 2003 TO NOVEMBER 30, 2003


               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION



        No documents were lodged with ASIC in the month of November 2003.